SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
       (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 5) 1/


                         ARCH COMMUNICATIONS GROUP, INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
     ----------------------------------------------------------------------
                         (Title or Class of Securities)

                                   039381-10-8
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [X]    Rule 13d-1(b)
           [_]    Rule 13d-1(c)
           [_]    Rule 13d-1(d)


         1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 039381-10-8              13G   Page  2  of 5 Pages
                                                 ---    -

--------- ---------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Memorial Drive Trust #04-2272266 Plan #001
--------- ---------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)
                                     (a) [_]
           N/A                       (b) [_]
--------- ---------------------------------------------------------------------
 3        SEC USE ONLY


--------- ---------------------------------------------------------------------
 4        CITIZENSHIP OF PLACE OR ORGANIZATION

          Massachusetts

-------------------------------- ---------- -----------------------------------
                                  5         SOLE VOTING POWER

   NUMBER OF                                1,771,671 (see Item 4)
                                 ---------- -----------------------------------
    SHARES                        6         SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                                 0
                                  ---------- -----------------------------------
     EACH                         7         SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                                  1,771,671 (see Item 4)
                                  ---------- -----------------------------------
     WITH                         8         SHARED DISPOSITIVE POWER

                                            0
--------- ---------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,771,671 (see Item 4)
--------- ---------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                           [_]

          N/A
--------- ---------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          3.4%
--------- ---------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          EP
--------- ---------------------------------------------------------------------

   CUSIP No. 039381-10-8              13G   Page  3  of 5 Pages
                                                 ---    -

ITEM 1(a).        Name of Issuer:

                  Arch Communications Group Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  110 Turnpike Road, Suite 210
                  Westborough, MA  01581

ITEM 2(a).        Name of PERSON FILING:

                  Memorial Drive Trust ("MDT")

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  125 CambridgePark Drive
                  6th Floor
                  Cambridge, MA  02140

ITEM 2(c).        PLACE OF ORGANIZATION:

                  Massachusetts

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.01 par value

ITEM 2(e).        CUSIP Number:

                  039381-10-8

   CUSIP No. 039381-10-8              13G   Page  4  of 5 Pages
                                                 ---    -

ITEM 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Act.
     (b) [_] Bank as defined in Section 3(a)(6) of the Act.
     (c) [_] Insurance Company as defined in Section 3(a)(19) of the Act.
     (d) [_] Investment Company registered under Section 8 of the Investment Company Act.
     (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
     (f) [X] Employee Benefit Plan,  Pension Fund which is subject to the provisions of the Employee  Retirement  Income  Security
             Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).
     (g) [_] Parent  Holding   Company,   in  accordance  with  Rule  13d-1(b)
             (1)(ii)(G); see Item 7.
     (h) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.  OWNERSHIP:

     (a) Amount beneficially owned:  1,771,671 shares (see below)
     (b) Percent of class:  3.4%
     (c) Number of shares as to which such person has:

     (i)  Sole Power to vote or to direct the vote: 1,771,671 shares (see below)
     (ii) Shared power to vote or to direct the vote:  None
     (iii)Sole power to dispose or to direct the disposition of:
                                                  1,771,671 shares (see below)
     (iv) Shared power to dispose or to direct the disposition of:  None

         The 1,771,671 shares listed above as beneficially owned by the reporting person consist of (i) 649,337 shares held directly by the reporting person and (ii) 1,122,334 shares issuable upon the exercise of presently exercisable warrants held by the reporting person.

ITEM 5.  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6.  Ownership of More than Five Percent on Behalf of
                  Another Person:

                  Not applicable.

CUSIP No. 039381-10-8              13G   Page  5  of 5 Pages
                                              ---    -

ITEM 7. Identification and Classification of the Subsidiary which ACQUIRED the Security Being Reported on by the Parent Holding Company:

                  Not applicable.

ITEM 8.  Identification and Classification of Members of the Group:

                  Not applicable.


ITEM 9.  Notice of Dissolution of Group:

                  Not applicable.

ITEM 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 11, 2000
                                             -----------------------------
                                                     (Date)


                                             MEMORIAL DRIVE TRUST


                                             By: /s/ R. Schorr Berman
                                                 R. Schorr Berman
                                                 Administrator and
                                                 Chief Executive Officer